UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Director and Officer

Mr. Wenhui Lin, a director of the board of directors (the “Board”) of Happiness Development Group Limited (the “Company”), notified the Company of his resignation as a director for personal reasons, effective January 16, 2023. Mr. Lin’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Jiong Bian, the Chief Financial Officer (“CFO”) of the Company, tendered his resignation as the CFO for personal reasons, effective January 16, 2023. Mr. Bian’s resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Director and Officer

Effective on January 16, 2023, the board of directors of the Company appointed Ms. Sophie Ye Tao as a director of the Board and the CFO of the Company to fill the vacancies resulted from Mr. Lin’s and Mr. Bian’s resignations. The biographical information of Ms. Sophie Ye Tao is set forth below.

Ms. Sophie Ye Tao, age 44, has been an active investor and advisor in private equity and public equity markets in China and the US since 2007. Throughout her investment career, she has made private equity investments in companies including SpaceX, Evernote, 360 DigiTech, Inc. (NASDAQ: QFIN), a leading fintech platform in China, Star CM Holdings (HKSE: 6698), the largest unscripted content producer in China, Linmon Media (HKSE: 09857), a leading Chinese studio focused on television and film production and Tricorn Technology, a leading China-based AI company focused on natural language processing which was later acquired by Tencent in 2020. From January 2021 to December 2022, Sophie Ye Tao was the President and Chief Executive Officer of SPK Acquisition Corp (NASDAQ: SPK), a special purpose acquisition company. From 2016 to 2021, Ms. Tao was a partner at Hanfor Capital Management, a China-based private equity firm and focused on investments in the TMT and consumer industries. She was a co-founder and partner at Ray Shi Capital Group from 2010 to 2015, a US registered investment adviser focusing on equity investments in Chinese companies listed in Hong Kong and the U.S. Ms. Tao was the senior investment manager for Greater China at Vision Capital Advisors in New York City from 2007 to 2010. At Vision, Ms. Tao helped launch and co-managed the Vision Opportunity China Fund, focusing on sourcing, structuring and investing in small- and medium-sized enterprises in China through reverse mergers, private placements and private equity. Previously, Ms. Tao worked at Banc of America Securities LLC in New York City in its equity capital markets group between 2005 and 2007, where she originated and executed convertible bond and other equity–linked issuances. She also worked at NERA Economic Consulting in its Chicago and New York City offices between 2003 and 2005 where she helped provide economics and econometrics analysis and recommendations to multi-national corporations involved in antitrust and securities litigations. Before that, Ms. Tao worked as a policy consultant at the Organization for Economic Cooperation and Development in Paris from 2001 to 2002, where she helped advise countries on their economic and regulatory reform policies. Ms. Tao graduated from the Woodrow Wilson School of Public and International Affairs at Princeton University in 2003 with a Master of Public Affairs degree concentrating in economics and advanced quantitative analysis. She also graduated from the University of International Business & Economics in Beijing with a Bachelor of Laws degree in 2000.

Ms. Tao does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Ms. Tao also entered into a director offer letter (the “Offer Letter”) and an employment agreement (the “Employment Agreement”) with the Company which establishes other terms and conditions governing her service to the Company. Ms. Tao will receive US$0 as her services as a director and will receive an annual base salary of $150,000 as the CFO of the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 10.1. The Employment Agreement is qualified in its entirety by reference to the complete text of the Employment Agreement, which is filed hereto as Exhibit 10.2.

Exhibit No.	Description
10.1	Director Offer Letter
10.2	Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: January 19, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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